1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
June 30, 2010
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided in a telephonic discussion on May 27, 2010, with respect to your review of Post-Effective Amendment No. 240 to the Trust’s registration statement filed with the Securities and Exchange Commission on April 15, 2010. We have reproduced your comments below, followed by our responses.
Prospectus Comments
1.	Comment: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please confirm that the expense limitation arrangement will remain in effect for no less than one year from the effective date of the Prospectus. In the footnote to the “Expense Limitation” line item in the “Fees and Expenses of the Fund” table in the Summary section of the Prospectus, please disclose the period for which the expense limitation is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.
US   Austin   Boston   Charlotte   Hartford   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC
EUROPE   Brussels   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

June 30, 2010 Page 2
Response: We hereby confirm that the expense limitation will remain in effect for no less than one year from the date of the Prospectus, and have incorporated your comment.

2.	Comment: Under “Fund Strategy” in the Summary section of the Prospectus, please include a description of how the Fund selects investments for purchase or sale.

Response: We have incorporated your comment.

3.	Comment: Under “Fund Strategy” in the Summary section of the Prospectus, please disclose the maturity parameters for fixed income securities in which the Fund may invest, or, alternatively, if there are no maturity parameters, please state that fact.

Response: We have incorporated your comment.

4.	Comment: Under “Fund Strategy” in the Summary section of the Prospectus, and under “Principal Investment Strategies” in the Investment Management Approach section of the Prospectus, please explain how the Fund will take short positions by using swaps or futures.

Response: We have incorporated your comment.

5.	Comment: Please add disclosure regarding the legal proceedings brought by the SEC against Goldman, Sachs & Co.

Response: We have incorporated your comment.

6.	Comment: Pursuant to Item 10(a)(2) of Form N-1A, under “Fund Managers” in the Service Providers section of the Prospectus, please include a description of any limitations on each portfolio manager’s role and the relationship between each portfolio manager’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.

Response: We have incorporated your comment.

June 30, 2010 Page 3
SAI Comments
7.	Comment: In the “Investment Restrictions” section in the Statement of Additional Information (“SAI”), please revise, to the extent applicable, the last two sentences of fundamental restriction (2) relating to municipal securities (including industrial development obligations) to specify the industry or the state in which the Fund may concentrate such investments.

Response: We have removed this disclosure as it is inapplicable to the Fund.

8.	Comment: Pursuant to Item 17(b)(1) of Form N-1A, in the “Trustees and Officers” section in the SAI, please provide more specific disclosure indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response: We believe the disclosure in the Fund’s SAI adequately addresses the requirement set forth in Item 17(b)(1) of Form N-1A. Moreover, the Trustees, after being advised by counsel of this Form requirement, reviewed and approved the current disclosure, confirming that it is an accurate and appropriate statement of their determination that the Fund’s leadership structure is appropriate given the specific characteristics or circumstances of the Fund. Accordingly, we respectfully decline to modify the Fund’s disclosure in this regard.

9.	Comment: Pursuant to Item 17(b)(10) of Form N-1A, in the “Trustees and Officers” section in the SAI, please provide disclosure for each individual Trustee discussing the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee for the Fund, in light of the Fund’s business and structure.

Response: We believe the disclosure in the Fund’s SAI adequately addresses the requirement set forth in Item 17(b)(1) of Form N-1A. Moreover, as noted in our response to Comment 8, the Trustees, after being advised by counsel of this Form requirement, have reviewed and approved the current disclosure, confirming that it is an accurate and appropriate discussion of each individual Trustee’s specific experience, qualifications, attributes and skills that led to the conclusion that each person should serve as a Trustee for the Fund, in light of the Fund’s business and structure. In addition, our review of disclosure by peer funds

June 30, 2010 Page 4
in their registration statements indicates that the Fund’s current disclosure is more detailed and specific than the disclosure contained in many other funds’ registration statements that have been passed on by the SEC staff. Accordingly, we respectfully decline to modify the Fund’s disclosure in this regard.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P. Patricia Meyer, Goldman Sachs Asset Management, L.P.